Exhibit 99.2

For Immediate Distribution

RR Media Names Tim Richards to Board of Directors

Proven Media Industry Veteran Strengthens Board

Airport City Business Park, Israel – November 4, 2014 - RR Media (NASDAQ: RRST), a leading provider of global digital media services to the broadcast industry, today announced that Tim Richards, a proven and well-respected world expert on media operations and business practices, was named to the Board of Directors, effective immediately.

Avi Cohen, the Company’s Chief Executive Officer commented, “Tim brings exceptional media and operational expertise, as well as great insights from his more than two decades of working with blue chip global media businesses. His breadth and depth of experience across multiple clients and geographies, coupled with his more than 10 years in C-level and board roles in the media industry, brings additional strategic and operational depth to our board.”

“RR Media is well-positioned within this industry, with a compelling, end-to-end solution which is perfectly aligned with the major trends in the space,” added Mr. Richards. “Content owners are seeking new channels for engaging viewers, and new geographies to target. RR Media’s platform not only makes this possible, it does so in a converged and straightforward way that I believe the industry will continue to embrace.”

Mr. Richards has spent the last 25 years in blue chip global media businesses such as The Walt Disney Company, as well as successful smaller private equity-funded ventures and start-ups. Since 2007, he has served as a Senior Partner of Ravensbeck, a business improvement consultancy firm focusing on the media to create long-term value for clients, business partners and shareholders. The Ravensbeck team has worked successfully in all aspects of the media industry, building Walt Disney TV International into a market-leading $1.6 billion business with profit over $0.5 billion, leading Warner Brothers’ Global Digital Distribution business, purchasing Hallmark Channel International to turn it around and sell it less than three years later, delivering over 30% investor returns. The firm has also built two successful marketing oriented software companies and has launched over 100 TV channels and new media services. Mr. Richards has worked diligently to restructure the business operations of several Ravensbeck clients, helping them to achieve dramatic improvements in cost-effectiveness, while increasing focus on competing successfully in complex multi-media environments.

Most recently, Mr. Richards was appointed to the role of Chairman of the Partnership Board of IBC, the premier annual event for professionals engaged in the creation, management and delivery of entertainment and news content worldwide.

In addition, Mr. Richards currently serves as Chairman of Clusters, a market research and segmentation specialist. In this role, he oversees Clusters’ business growth strategy and financial performance as the firm applies advanced research techniques and data analytics programs, notably bespoke and superior segmentation techniques and software, to enable clients to target for business growth more precisely and effectively.

Prior to Ravensbeck, Mr. Richards co-founded Sparrowhawk Media, which employed more than 200 people in eight cities around the world. As chief operating officer, he was responsible for all business operations, systems and processes, logistics, technology, IT, European programming, business development initiatives, human resources, foreign language dubbing and broadcasting operations. Subsequently, Sparrowhawk was successfully sold to NBC Universal.

Earlier in his career, Mr. Richards worked for Walt Disney Television International, ultimately as Executive Vice President, Operations. He sat on the boards of a number of Disney’s International media investments and was Chairman of Disney’s Global Media Technology Board. As Head of Broadcasting for QVC, Tim was instrumental in establishing home shopping in the UK in 1993. Mr. Richards began his career as an independent producer and has worked extensively in the TV news business.

Mr. Richards has also provided consulting and other services from time to time to RR Media.

ENDS

About RR Media
RR Media* (NASDAQ: RRST) works in partnership with the world’s leading media players to create the richest possible media and entertainment experiences for the world’s consumers. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than 650 channels and to leagues and right holders of over 100,000 hours of sports and live events yearly. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com

* RR Media currently operates under the corporate name of RRsat Global Communications Network Ltd. The company is in the process of changing its corporate name to RR Media Ltd., which is scheduled to be completed in November 2014.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2013 and our Current Reports on Form 6-K.

Company Contact:
Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investor Contact:
Hayden/ MS - IR
Brett Maas/ Miri Segal-Scharia
Tel: 646-536-7331 / 917-607-8654